SCHEDULE 13D



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)


                                   EVANS, INC.
      --------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.20 par value
      --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  299155 10 1
                                 (CUSIP Number)


   Jeffrey L. Steele, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006
   (202) 261-3314
   --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  June 3, 1998

                       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Peter Cundill & Associates (Bermuda) Ltd.
          N/A
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                               (b) [X]
 ------------------------------------------------------------------------------
          SEC USE ONLY
   3

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ].

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      Bermuda
--------------------------------------------------------------------------------
          7
                                  SOLE VOTING POWER

   NUMBER OF SHARES               109,800
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH

-------------------------------------------------------------------------------
          8
                                  SHARED VOTING POWER
                                  360,254

--------------------------------------------------------------------------------
           9
                                  SOLE DISPOSITIVE POWER
                                  360,254
--------------------------------------------------------------------------------
           10
                                 SHARED DISPOSITIVE POWER
                                  224,157

--------------------------------------------------------------------------------
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            584,411
-------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  [ ].

--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.70%
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             CO, IA (Canadian)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Peter Cundill Holdings (Bermuda) Ltd.
          N/A
--------------------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
   3
          SEC USE ONLY

--------------------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ].
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
--------- ----------------------------------------------------------------------
      NUMBER OF
        SHARES             7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   0
         EACH
      REPORTING
        PERSON
         WITH
-------------------------------------------------------------------------------
                   8     SHARED VOTING POWER
                         470,054
-------------------------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          584,411
-------------------------------------------------------------------------------
                  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON
                        584,411
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  [ ].

--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.70%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

             HC
------------ -------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          F. Peter Cundill
          N/A
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]

--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ].

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------- ----------------------------------------------------------------------

      NUMBER OF            7      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 88,300
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------

                           8      SHARED VOTING POWER

                                  470,054
                        --------- ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  0
                        --------- ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  584,411
----------------------- --------- ----------------------------------------------
                           11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  584,411
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES  [ ].

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             11.70%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cundill Value Fund
          N/A
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                               (b)  [X]
------- ------------------------------------------------------------------------
   3
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS

          OO
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ].

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Canada
--------- ----------------------------------------------------------------------

      NUMBER OF            7
       SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   0
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------

                           8      SHARED VOTING POWER

                                  360,254
                        --------- ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  0
                        --------- ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  360,254
----------------------- --------- ----------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             360,254
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ].

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.22%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             OO
------------ -------------------------------------------------------------------

This Amendment No. 20 to the Statement on Schedule 13D heretofore filed on May 19, 1989, as amended by Amendment No. 1 filed on December 19, 1989, Amendment No. 2 filed on February 14, 1990, Amendment No. 3 filed on March 28, 1990, Amendment No. 4 filed on December 18, 1990, Amendment No. 5 filed On February 14, 1991, Amendment No. 6 filed on March 11, 1991, Amendment No. 7 filed on July 10, 1991, Amendment No. 8 filed on January 12, 1994, Amendment No. 9 filed on February 1, 1994, Amendment No. 10 filed April 8, 1994, Amendment No. 11 filed on September 14, 1994, Amendment No. 12 filed on January 9, 1995, Amendment No. 13 filed on February 24, 1995, Amendment No. 14 filed on June 9, 1995, Amendment No. 15 filed on September 8, 1995, Amendment No. 16 filed on September 9, 1997, Amendment No. 17 filed on October 7, 1997, Amendment No. 18 filed on April 17, 1998 and Amendment No. 19 filed on May 14, 1998, is filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), Cundill Value Fund, an incorporated mutual fund trust governed by the laws of British Columbia ("Value Fund") and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings, Value Fund and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                  1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 26,057 Shares in the open market for an aggregate consideration
         (exclusive of brokers' commissions) of $52,114.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  2) Acting on behalf of Cundill Value Fund, an unincorporated mutual fund trust governed by the laws of British Columbia ("Value Fund"), PCB purchased a total of 360,254 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $1,598,731.04. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (3) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 109,800 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $124,795.95. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (4) Acting on behalf of Peter Cundill Limited Partnership, a limited partnership formed under the laws of British Columbia ("Cundill Limited"), PCB purchased a total of 88,300 Shares in open market transactions, for an aggregate consideration (exclusive of brokers' commissions) of $136,229.54. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  Individually none of PCA, International or Cundill Limited beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, Value Fund, International and Cundill Limited, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1), (2),
         (3) and (4) above.

                  All dollar amounts are in United States dollars.

THE FIRST PARAGRAPH OF ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 5.  Interest in Securities of the Issuer.

                  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be        Nature of Ownership                Percentage
Beneficially Owned By:                                        of Class

(A)  PCB:

         26,057            Shared Dispositive Power
                           Only  (1)                             0.52%

         360,254           Shared Voting and Sole
                           Dispositive Power  (2)                7.22%

         109,800           Sole Voting and Shared
                           Dispositive Power  (3)                2.20%

                           Shared Dispositive
          88,300           Power Only  (4)                       1.77%
          ------                                                 -----

         584,411                                                11.70%
         =======                                                ======


(B) Holdings:

         26,057            Shared Dispositive Power
                           Only  (5)                             0.52%

         360,254           Shared Voting and Sole
                           Dispositive Power  (6)                7.22%

         109,800           Shared Voting and Shared
                           Dispositive Power  (7)                2.20%

                           Shared Dispositive
           88,300          Power Only  (8)                      1.77%
          -------                                               -----

         584,411                                                11.70%
         =======                                                ======


(C) Cundill:

         26,057             Shared Dispositive Power
                            Only  (9)                            0.52%

         360,254            Shared Voting and Shared
                            Dispositive Power  (10)              7.22%

         109,800            Shared Voting and Shared
                            Dispositive Power  (11)              2.20%

                            Sole Voting and Shared
          88,300            Dispositive Power  (12)              1.77%

         584,411                                                11.70%
         =======                                                ======



(1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(2) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

(3) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

(4) Such Shares are owned by Cundill Limited. The general partner of Cundill Limited has sole voting power over such Shares. PCB is the investment adviser of Cundill Limited and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Limited.

(5) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

(6) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(9) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

 (10) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(11) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(12) Cundill, because he is a controlling person of the general partner of Cundill Limited, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

         TRANSACTIONS

         No  transactions  in the Shares  have been  effected  by the  Reporting
Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof since May 14, 1998 (the date Amendment No. 19 was filed by the Reporting Persons), except the following transactions, each of which was made in a broker's transaction in the open market.

Reporting Person       Sale/                          No. of Shares      Price
                       Purchase          Date                            Share
PCB on behalf of       Sale              6/1/98          2,000           $0.825
PCA                    Sale              6/2/98          9,400            0.815
                       Sale              6/3/98          8,000            0.813
                       Sale              6/4/98          1,000            0.813
                       Sale              6/5/98          3,200            0.750

PCB on behalf of       Sale              6/1/98          2,000           $0.825
Cundill Limited        Sale              6/2/98          9,400            0.815
                       Sale              6/3/98          8,000            0.813
                       Sale              6/4/98          1,000            0.813
                       Sale              6/5/98          3,200            0.750

PCB on behalf of       Sale              6/1/98          2,000           $0.825
Value Fund             Sale              6/2/98          9,400            0.815
                       Sale              6/3/98          8,000            0.813
                       Sale              6/4/98          1,000            0.813
                       Sale              6/5/98          3,200            0.750

PCB on behalf of       Sale              6/1/98          2,000           $0.825
International          Sale              6/2/98          9,400            0.815
                       Sale              6/3/98          8,000            0.813
                       Sale              6/4/98          1,000            0.813
                       Sale              6/5/98          3,200            0.750


Item 7.  Materials Filed as Exhibits.

                  In accordance with Rule 101(a)(2)(ii) of Regulation ST, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

                                            Exhibit 1 - Agreement dated April 1,
                                    1987 between PCB and PCA (previously filed with Amendment No. 7 to this Schedule 13D filed on July 9, 1991).

                                            Exhibit   2  -   Master   Investment
                                    Counsel Agreement dated June 1, 1995 between
                                    PCB   and  the   Trustee   of   Value   Fund
                                    (Incorporated by reference to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                            Exhibit  3 - Power of  Attorney  for
                                    Peter  Cundill &  Associates  (Bermuda)  Ltd
                                    (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                            Exhibit  4 - Power of  Attorney  for
                                    Peter   Cundill   Holdings   (Bermuda)   Ltd
                                    (Incorporated by reference to Exhibit B to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                            Exhibit 5 - Power of Attorney for F.
                                    Peter Cundill (Incorporated by reference to Exhibit C to Item 7 of Amendment No. 9 to
                                    Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                            Exhibit  6 - Power of  Attorney  for
                                    Cundill   Value   Fund    (Incorporated   by
                                    reference   to   Exhibit  1  to  Item  7  of
                                    Amendment No. 6 to Schedule 13D filed by the
                                    Reporting Persons on June 7, 1996 with respect to the common stock of Elsinore Corporation).

                                       SIGNATURES

         The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.


                                                     PETER CUNDILL & ASSOCIATES
                                                     (BERMUDA) LTD.


Date: June 8, 1998                                   By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                         Attorney-in-Fact*


                                                     PETER CUNDILL
HOLDINGS
(BERMUDA) LTD.


Date:  June 8, 1998                                  By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                         Attorney-in-Fact*

                                                     F. PETER CUNDILL


Date:  June 8, 1998                                  By: /s/Patrick W.D. Turley
                                                         ---------------
                                                         Patrick W.D. Turley
                                                         Attorney-in-Fact*

                                                     CUNDILL VALUE FUND


Date:  June 8, 1998                                 By: /s/Patrick W.D. Turley
                                                        ----------------------
                                                        Patrick W.D. Turley
                                                        Attorney-in-Fact*

*Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.